T. Rowe Price U.S. Large-Cap Core Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

December 16, 2020

VIA EDGAR

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price U.S. Large-Cap Core Fund, Inc. (the “Registrant”)

  File No. 333-249963

Request for Acceleration

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Acquiring Fund (as defined below), requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Accession No. 0001462712-20-000011) (the “Amendment”) so that the Amendment is declared effective on Friday, December 18, 2020, or as soon as practicable thereafter. The Amendment relates to the following reorganization:

Acquired Fund	Acquiring Fund
T. Rowe Price Growth & Income Fund, series of T. Rowe Price Growth & Income Fund, Inc.	T. Rowe Price U.S. Large-Cap Core Fund, series of T. Rowe Price U.S. Large-Cap Core Fund, Inc.

We request that we be notified of such effectiveness by a telephone call to Vicki Booth at 443-577-5024 of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price U.S. Large-Cap Core Fund, Inc., on behalf of

T. Rowe Price U.S. Large-Cap Core Fund

T. Rowe Price Growth & Income Fund, Inc., on behalf of

T. Rowe Price Growth & Income Fund

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President